

September 1, 2011

<u>Via E-Mail</u>
Emanuel Chirico
Chairman and Chief Executive Officer
PVH Corp.
200 Madison Avenue
New York, NY 10016

      Re: PVH Corp.
              Form 10-K for the Fiscal Year Ended January 30, 2011
              Filed March 30, 2011
              Response Letter Dated August 2, 2011
              File No. 001-07572

Dear Mr. Chirico:

      We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements, page F-6

8. Income Taxes, page F-25

1.   We note your response to comment four of our letter dated July 20, 2011 regarding your accounting for the adjustments that you recorded in the fourth quarter of 2010 upon finalization of the January 1, 2010 Tommy Hilfiger intangible asset transfer. Please further explain to us the basis for your conclusion to retrospectively account for the second and third quarters of 2010 income tax expense adjustments in the fourth quarter of 2010, in accordance with acquisition accounting standards. In this regard, it is unclear to us how adjustments to your income tax expense for periods ended subsequent to the May 6, 2010 acquisition date are a part of the business combination transaction.

2.　　We note the second and third quarters of 2010 tax expense increase (decrease) of $16,037 and $(19,116), respectively, that you recorded in the fourth quarter of 2010 (page F-51). Please further explain to us the nature of these income tax adjustments for each quarter, and tell us why your tax expense increased in the second quarter. In this regard, we note in your fourth quarter earnings conference call transcript that the effect of the intangible asset transfer was to reduce your effective tax rate for 2010, you expect this favorable tax benefit to continue indefinitely into the future and you expect your effective tax rate to continue to decline over the next few years.

3.　　To the extent that you continue to believe the adjustments to the second and third quarters of 2010 income tax expense represent measurement period adjustments under ASC 805, please confirm to us that you will also provide the disclosures required by ASC 805-10-50-6 for these adjustments in future filings and provide us with the text of your proposed future disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield, Staff Accountant at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/ Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services